SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                                 Commission File Number: 0-26684

                           NOTIFICATION OF LATE FILING

(Check One):   [ ] Form 10-K    [ ] Form 20-F    [ ] Form 11-K    [X] Form 10-Q
[ ] Form N-SAR

          For Period Ended: March 31, 1998

          [ ]  Transition Report on Form 10-K
          [ ]  Transition Report on Form 20-F
          [ ]  Transition Report on Form 11-K
          [ ]  Transition Report on Form 10-Q
          [ ]  Transition Report on Form N-SAR

          For the Transition Period Ended:______________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification  relates to a portion of the filing checked above,  identify
the   Item(s)   to  which   notification   relates:_____________________________

________________________________________________________________________________

                                     PART I
                             REGISTRANT INFORMATION

                             Global Intellicom, Inc.
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Full Name of Registrant

Former Name If Applicable

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                                630 Fifth Avenue
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Address of principal executive office (Street and number)

                            New York, New York 10111
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City, State and Zip Code

                                    PART II
                             RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

      (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on
[X] Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.) As previously reported in a current report on Form 8-K, the Registrant has suffered losses of assets, including computer servers, necessary for the preparation of the subject report. The Registrant is unable to state with certainty when the report will be completed.

                                    PART IV
                               OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

              N. Norman Muller                         212 332-7918
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                  (Name)                     (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                  [ ] Yes [X] No

     The 1998 Form 10-K.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

      If so, attach an explanation of the anticipated  change,  both narratively
      and  quantitatively,   and,  if  appropriate,  state  the  reasons  why  a
      reasonable estimate of the results cannot be made.


      Due to the loss of the computer servers the Company is presently unable to give any information with respect to the results of the first quarter of 1999.

                             Global Intellicom, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: 5/17/99                       By: /s/ N. Norman Muller
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                                        N. Norman Muller

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive's officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information in or filed with the forms will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.